EXHIBIT 99.1


               Origin Agritech Limited Reports Unaudited
              Fiscal 2007 Third Quarter Financial Results

     Company Closes Important Transition Season, Expects Improved
                       Market Conditions in 2008

    Highlights

    --  Transition season and one-time charges impact Q3 results

    -- Announces letter of intent to acquire Guangxi agricultural products company with over $100 million in revenue

    --  Obtains pre-approval to sell hybrid rice seed in Vietnam

    -- Internal realignment completed - stronger internal controls and incentive plans

    Business Editors

    BEIJING--(BUSINESS WIRE)--Sept. 5, 2007--Origin Agritech Limited (NASDAQ Global Select: SEED) ("Origin" or "the Company"), a vertically-integrated supplier of premium corn, rice, cotton and canola crop seeds, today announced unaudited financial results for the three months ended June 30, 2007. Origin prepares its financial statements in accordance with generally accepted accounting principles of the United States.

    Dr. Gengchen Han, Chairman and Chief Executive Officer of Origin, commented, "Origin's proven business model allowed us to successfully weather this important transition period in China's hybrid seed industry. Although this transition period materially impacted our results during fiscal 2007, as we look ahead to fiscal 2008, we see an opportunity to broaden Origin's presence in what we expect will be an environment of decreased competition and improved pricing. Our optimism for next year is influenced by a number of factors. The government-sponsored companies affected by these regulations have now ceased operations. Orders for our hybrid canola seeds, which have begun shipping, are already up approximately 27% over total hybrid canola shipments for all of last year, despite only being half way through the canola selling season. We recently signed a letter of intent to acquire a majority stake in a leading manufacturer of fertilizer and chemical products in southern China, with the potential to bolster our product line, expand our distribution, and add in excess of US$100 million in revenues upon closing. We were issued a pre-approval to begin selling hybrid rice into Vietnam. And, we continue to invest the necessary capital and human resources in the future of our industry - biotechnology and genetically modified ("GM") crop seed."

    Revenues for the fiscal 2007 third quarter were RMB447.73 million (US$58.82 million), compared to revenues of RMB522.17 million (US$65.32 million) for the same period in fiscal 2006. As previously announced, as a result of government mandated regulation seed companies in China that heretofore had been under-capitalized and government subsidized were forced out of business and liquidated their inventories at below market prices. Origin responded by lowering its average selling prices (ASPs), although at a lesser rate than its competitors due to the quality of its hybrid seeds and after-market support. Unit sales also declined. Operating income for the fiscal 2007 third quarter was RMB51.59 million (US$6.78 million), compared to RMB124.29 million (US$15.55 million) for the third quarter of fiscal 2006, due to lower revenues, the resultant gross margin compression, and one-time non-cash charges of RMB12.60 million (US$1.66 million) (see "Financial Results Overview and Additional Updates"). Net income for the period was RMB36.89 million (US$4.85 million), or RMB1.50 (US$0.20) per diluted share, as compared to net income of RMB123.89 million (US$15.50 million), or RMB5.18 (US$0.65) per diluted share, for the same period in fiscal 2006. Net income included total one-time charges of US$2.25 million.

    Hybrid Seed Portfolio

    Origin's hybrid seed portfolio is comprised of approximately 100 products. The Company has 5 new corn hybrids which have been approved by the provincial variety authorization committee, and expects that 15 new proprietary hybrid seeds will be approved for sale in 2007.

    While Origin continues to expand the breadth of its hybrid seed portfolio, it believes that the future of agriculture in China and around the world lies in biotechnology and GM seed. As an ever-evolving business, Origin is investing heavily in initiatives aimed at developing and delivering GM hybrids in order to prepare for what it believes will be the eventual approval of GM food seed products in China. Origin is the only Chinese crop seed company with an in-house biotech center, staffed by 40 full-time employees, and also owns 34% of Biocentury Transgene (China) Co., Ltd. Origin's research center is working on relevant commercial applications for targeted genetic traits, and functions as a hub for alliances with academic institutions and state run research programs. These relationships allow Origin to participate in government sponsored research, extending its research capabilities beyond its in-house budget. Origin has been encouraged by its success to date in this area. Researchers have begun development of Bt Maize products with a stable gene demonstrating high levels of activity beyond currently offered commercial products. Origin continues to feel confident that once the GM marketplace opens in China, it will be positioned strategically as the strongest player in the market.

    Guangxi Fortuneland Acquisition

    The Company recently signed a letter of intent ("LOI") to acquire a majority stake in Guangxi Fortuneland Agricultural Corp., Ltd. ("Guangxi Fortuneland") (www.gxfmd.com). Origin believes this acquisition will diversify its product line with strong fertilizer and pesticide brands. In addition, Guangxi Fortuneland possesses 5,000 distribution outlets in Guangxi Province in southern China. Guangxi is one of the top 5 agricultural provinces within China and possesses strong ties to the Vietnam marketplace. Based on preliminary analysis and historical results, Guangxi Fortuneland should contribute in excess of US$100 million in annual revenues. Additional details will be released following the closing of the acquisition. The acquisition is expected to close within an agreed upon time frame, following the successful completion of required audits and additional due diligence.

    Realignment Completed - Stronger Internal Controls, New Incentive
Plan

    Origin also recently completed the implementation of its corporate realignment plan, under which it reorganized the Company into four distinct business units according to product line. In these specific business units -- Corn (Maize), Rice, Cotton and Agrochemicals (including fertilizer and pesticides), and Canola -- management re-evaluated existing processes, implemented new rigid internal controls for the coming year, and installed new incentive plans throughout the organization to capitalize on the forthcoming opportunity in 2008. In total, and as previously announced, this plan resulted in a headcount reduction of approximately 150 personnel.

    Vietnam Marketplace Opens

    Origin signed an agreement under which it will sell its premium rice hybrid in Vietnam. The agreement is expected to be finalized by October 2007. Vietnam represents a 14-16 million annual kilogram rice seed market opportunity with 75-80% of this market comprised of international imports. While Vietnam is primarily a rice producing nation, the demand for corn products is rising. The climatic and agronomic conditions in southern China are very similar to those in Vietnam, suggesting that other hybrid seeds in Origin's current product portfolio are well suited for the region.

    Financial Results Overview and Additional Updates

    Gross profit for the three months ended June 30, 2007 decreased to RMB113.77 million (US$14.95 million) from RMB160.53 million
(US$20.08 million) for the same period in 2006. The decrease in gross margin from 30.74% to 25.41% was mainly caused by the decrease in average sales price in the marketplace during this transition year.

    Total operating expenses for the three months ended June 30, 2007 totaled RMB62.18 million (US$8.17 million), an increase of 71.59% from RMB36.24 million (US$4.53 million) reported for the same period in 2006. Specifically:

    -- General and administrative expenses for the three months ended June 30, 2007 were RMB32.52 million (US$4.27 million), an increase of 176.57% from RMB11.76 million (US$1.47 million) for the same period in 2006. This increase is primarily due to the inclusion of Jilinchangrong's general and administrative expenses of RMB5.09 million (US$0.67 million), RMB12.60 million (US$1.66 million) related to inventory write downs, and an increase of RMB3.18 million (US$0.42 million) in employee salaries and benefits.

    -- Selling and marketing expenses for the three months ended June 30, 2007 decreased by 13.02% to RMB18.27 million (US$2.40 million) from RMB21.01 million (US$2.63 million) for the same period in 2006. This decrease is primarily due to lower transportation fees of RMB1.61 million (US$0.21 million) caused by the decrease in the production of seeds, and a decline in advertising expenses of RMB0.70 million (US$0.1 million), which was caused by the change in marketing strategies in 2007 that has placed an emphasis on providing services to local farmers instead of advertising.

    -- Research and development ("R&D") expenses for the three months ended June 30, 2007 were RMB11.39 million (US$1.50 million), as compared with RMB3.47 million (US$0.43 million) for the same period in 2006. The increase is primarily due to the inclusion of Jilinchangrong's research and development expenses of RMB7.55 million (US$0.99 million)

    Operating income for the three months ended June 30, 2007
decreased 58.50% to RMB51.59 million (US$6.78 million) from RMB124.29 million (US$ 15.55 million) for the same period in 2006.

    Net income for the three months ended June 30, 2007 was RMB36.89 million (US$4.85 million), or RMB1.50 (US$0.20) per diluted share, as compared to RMB123.89 million (US$15.50 million), or RMB5.18 (US$0.65) per diluted share, for the same period in 2006.

    Effective June 26, 2007, Origin's common stock qualified for listing on the NASDAQ Global Select Market (sm) as a result of meeting the most stringent listing standards worldwide.

    Origin completed a Notes Purchase Agreement with entities affiliated with Citadel Investment Group, L.L.C. ("Citadel") on July 25, 2007, pursuant to which Citadel purchased $40 million in principal amount of guaranteed senior secured convertible notes issued by Origin. Origin intends to utilize net proceeds of this financing for future acquisitions and working capital needs.

    Revenue Guidance

    Origin expects that total revenues for the year ending September 30, 2007 will approximate US$60 - US$65 million, below its previously issued guidance of US$80-US$90 million. The revised guidance is due to: the impact of the market transition in China's hybrid seed industry, the aftermath of which is expected to benefit Origin in fiscal 2008 by creating an environment of decreased competition and normalized pricing, as has been previously disclosed. In addition, the US$80-US$90 million revenue guidance assumed closing of certain acquisitions during the month of August, which are now expected to close in the near future. While significantly benefiting fiscal 2008, the impact to fiscal 2007 financial results is expected to be minimal (see "Guangxi Fortuneland Acquisition").

    Conference Call

    Management will conduct a conference call on Thursday, September 6, 2007 at 9:00 am Eastern Time to discuss these results. Interested parties may participate in the call by dialing (888) 751-6344 (U.S.) or (706) 679-3079 (International) approximately 10 minutes before the call is scheduled to begin and ask to be connected to the Origin Agritech conference call.

    In addition, the conference call and slide presentation will be broadcast live over the Internet at http://investor.shareholder.com/media/eventdetail.cfm?mediaid=27198&c=
SEED&mediakey=9989AA933156841008996E9D807B00CD&e=0 (Due to its length, this URL may need to be copied/pasted into your Internet browser's address field. Remove the extra space if one exists) or www.originagritech.com. Go to the web site at least 15 minutes early to register, download and install any necessary audio software. The internet audio stream will be available until 11:59 pm Eastern Time on Friday, September 28, 2007. A copy of this quarter's slide presentation will also be available at Origin's corporate web site.

    About Origin

    Origin specializes in the research, development, production, sale and distribution of hybrid crop seeds in China. The Company owns or leases facilities in, among other locations, Beijing, Gansu, Henan, Helongjiang, Liaoning, Jilin, Hainan, Sichuan, Hebei, Yunnan, Jiangsu, Shanxi, Guizhou, Hubei, Anhui, Guangxi, Hunan and Jiangxi provinces. Origin launched its first entirely internally developed seed in 2003. As of 2006, Origin had ten proprietary corn hybrids, six proprietary rice hybrids and two proprietary canola hybrids currently on the market.

    Forward Looking Statements

    This release contains forward-looking statements. All forward-looking statements included in this release are based on information available to us on the date hereof. These statements involve known and unknown risks, uncertainties and other factors, which may cause our actual results to differ materially from those implied by the forward-looking statements. In some cases, you can identify forward-looking statements by terminology such as "may," "will," "should," "could," "expects," "plans," "anticipates," "believes," "estimates," "predicts," "potential," "targets," "goals," "projects," "continue," or variations of such words, similar expressions, or the negative of these terms or other comparable terminology. Although we believe that the expectations reflected in the forward-looking statements are reasonable, we cannot guarantee future results, levels of activity, performance or achievements. Therefore, actual results may differ materially and adversely from those expressed in any forward-looking statements. Neither we nor any other person can assume responsibility for the accuracy and completeness of forward-looking statements. Important factors that may cause actual results to differ from expectations include, but are not limited to, those risk factors discussed in Origin's filings with the SEC including its transition report on Form 20-F filed with the SEC on February 15, 2007. We undertake no obligation to revise or update publicly any forward-looking statements for any reason.



                CONSOLIDATED STATEMENTS OF OPERATIONS
                  (In thousands, except share data)

                                 Three months ended June 30,
                       -----------------------------------------------
                              2006        2006        2007        2007
                               RMB         US$         RMB         US$
                       (Unaudited) (Unaudited) (Unaudited) (Unaudited)

Revenues                   522,171      65,318     447,726      58,818
Cost of revenues         (361,645)    (45,238)   (333,961)    (43,873)
                       ----------- ----------- ----------- -----------

Gross profit               160,526      20,080     113,765      14,945
                       ----------- ----------- ----------- -----------

Operating expenses:
  Selling and
   marketing              (21,006)     (2,628)    (18,272)     (2,400)
  General and
   administrative         (11,759)     (1,471)    (32,522)     (4,272)
  Research and
   development             (3,473)       (434)    (11,386)     (1,496)
                       ----------- ----------- ----------- -----------

Total operating
 expenses                 (36,238)     (4,533)    (62,180)     (8,168)
                       ----------- ----------- ----------- -----------

Other operating income           -           -           -           -
                       ----------- ----------- ----------- -----------

Income from operations     124,288      15,547      51,585       6,777
Interest expense           (1,514)       (189)     (4,201)       (552)
Share of earnings in
 equity investee
 companies                   9,437       1,180       9,170       1,205
Interest income              3,940         493       2,044         268
Other income                 1,524         191       7,834       1,029
                       ----------- ----------- ----------- -----------

Income before income
 taxes and minority
 interests                 137,675      17,222      66,432       8,727
Income tax expense
  Current                    (740)        (93)     (5,612)       (737)
  Deferred                 (7,176)       (898)     (6,745)       (886)
                       ----------- ----------- ----------- -----------

Income tax expense         (7,917)       (990)    (12,357)     (1,623)
                       ----------- ----------- ----------- -----------

Income before minority
 interests                 129,758      16,232      54,075       7,104
Minority interests         (5,868)       (734)    (17,187)     (2,258)
                       ----------- ----------- ----------- -----------

Net income                 123,890      15,498      36,888       4,846
                       =========== =========== =========== ===========

Net income per share -
 basic                        5.28        0.66        1.59        0.21
                       =========== =========== =========== ===========

Net income per share -
 diluted                      5.18        0.65        1.50        0.20
                       =========== =========== =========== ===========

Shares used in
 calculating basic net
 income per share       23,453,077  23,453,077  23,146,355  23,146,355
                       =========== =========== =========== ===========

Shares used in
 calculating diluted
 net income per share   23,900,012  23,900,012  24,646,355  24,646,355
                       =========== =========== =========== ===========




                     CONSOLIDATED BALANCE SHEETS
                            (In thousands)
----------------------------------------------------------------------

                                September 30,         June 30,
                              ---------------- -----------------------
                                  2006    2006        2007        2007
                                   RMB     US$         RMB         US$
                               -------
Assets                                         (Unaudited) (Unaudited)
Current assets:
  Cash and cash equivalents    140,953  17,833      14,279       1,876
  Debt securities              146,816  18,575     116,839      15,349
  Accounts receivables, net     12,467   1,577       9,139       1,201
  Due from related parties       6,868     869      18,254       2,398
  Advances to suppliers          3,559     451       8,441       1,109
  Advances to growers           49,250   6,230      12,127       1,593
  Inventories                  343,575  43,468     529,409      69,549
  Income tax recoverable         2,186     277         706          93
  Prepaid expenses and other
   current assets               12,766   1,615      11,583       1,522
                               ------- ------- ----------- -----------

Total current assets           718,440  90,895     720,777      94,690
Land use rights, net            16,923   2,141      16,607       2,182
Plant and equipment, net       125,425  15,869     142,801      18,760
Equity investments              38,888   4,920      64,023       8,411
Goodwill                        10,900   1,379      16,675       2,191
Due from related parties         6,500     822       6,500         854
Acquired intangible assets,
 net                            29,878   3,780      37,402       4,914
Deferred income tax assets       4,042     511       8,119       1,067
Other assets                    33,130   4,191      24,858       3,266
                               ------- ------- ----------- -----------

Total assets                   984,126 124,508   1,037,762     136,335
                               ======= ======= =========== ===========

Liabilities, minority
 interests and shareholder's
 equity
Current liabilities:
  Short-term borrowings        253,000  32,009     255,000      33,500
  Accounts payable              22,012   2,785      38,458       5,052
  Due to growers                38,794   4,908       4,092         538
  Due to related parties        10,335   1,308      21,079       2,769
  Advances from customers       76,143   9,633     146,365      19,230
  Deferred revenues             24,101   3,049       5,157         678
  Income tax payable            39,059   4,942      43,997       5,780
  Other payables and accrued
   expenses                     46,187   5,840      58,962       7,746
                               ------- ------- ----------- -----------

Total current liabilities      509,631  64,474     573,110      75,293

Long-term borrowings             1,880     238       1,880         247
Other long-term liability        1,000     127           -           -
                               ------- ------- ----------- -----------

Total liabilities              512,511  64,839     574,990      75,540

Minority interests              13,049   1,651      50,934       6,691

Commitments and contingencies

Shareholder's equity:
  Preferred stock (no par
   value;1,000,000 shares
   authorized, none issued)          -       -           -           -
  Common stock (no par value;
   60,000,000 shares
   authorized, 23,472,910
   shares issued and
   outstanding as of September
   30, 2006 and 23,472,910
   shares issued as of June
   30,2007)                          -       -           -           -
  Additional paid-in capital   340,810  43,119     344,773      45,293
  Retained earnings            121,796  15,410      96,609      12,692
   Treasury stock at cost
    (326,555 shares)                              (20,244)     (2,659)
  Accumulated other
   comprehensive loss          (4,040)   (511)     (9,300)     (1,222)
                               ------- ------- ----------- -----------

Total shareholders' equity     458,566  58,018     411,838      54,104
                               ------- ------- ----------- -----------

Total liabilities, minority
 interests and shareholders'
 equity                        984,126 124,508   1,037,762     136,335
                               ======= ======= =========== ===========



    CONTACT: Origin Agritech Limited
             Jeff Wang, 00-86-10-5890-7518
             Chief Financial Officer
             or
             Irving Kau, 760-918-1781
             Vice President, Finance
             or
             Investor Relations:
             The Equity Group Inc.
             Devin Sullivan, 212-836-9608